Exhibit 99.2

© Immatics. Not for further reproduction or distribution. © Immatics. Not for further reproduction or distribution. IMA402 PRAME Bispecific & IMA401 MAGEA4/8 Bispecific Phase 1a Dose Escalation Clinical Data Update and Next Development Steps November 12, 2025

Disclaimer This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all inclusive and none of Immatics, any of its affiliates, any of its or their respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, observations from the Company’s clinical trials, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration - enabling), the timing of IND, CTA or BLA filings, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . The Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or in an offering exempt from registration . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . All the scientific and clinical data presented within this presentation are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification . 2

Immatics' PRAME Franchise Spanning Two Distinct Modalities


Indication
Cutaneous Melanoma
Endometrioid Endometrial Carcinoma
Uterine Carcinosarcoma
Synovial Sarcoma
Acral Melanoma
Uveal Melanoma
Mucosal Melanoma
Endometrial Clear Cell Carcinoma
Endometrial Serous Carcinoma
Ovarian Serous Cystadenocarcinoma
Ovarian Clear Cell Carcinoma
Ovarian Endometrioid Carcinoma
Head and Neck Salivary Duct Carcinoma
Adenoid Cystic Carcinoma
Neuroblastoma
Malignant Rhabdoid Tumor
Wilms Tumor (Nephroblastoma)
Squamous Cell NSCLC
Triple Negative Breast Carcinoma (TNBC)
Cervical Adenosquamous Cell Carcinoma
Large Cell Neuroendocrine Lung Carcinoma (LCNEC)
Basal Cell Carcinoma
Mucoepidermoid Carcinoma
Large Cell Lung Carcinoma (LCLC)
Spindle Cell Melanoma
Testicular Germ Cell Tumor (Seminoma and Non-Seminoma)
Myxoid Liposarcoma
Angiosarcoma
Small Cell Lung Cancer (SCLC)
Esophageal Small Cell Carcinoma
Cutaneous Squamous Cell Carcinoma
Thymoma
Merkel Cell Carcinoma
Endometrial Sarcoma
Esophageal Squamous Carcinoma
Esophageal Adenosquamous Carcinoma
Kidney Renal Papillary Cell Carcinoma
Malignant Peripheral Nerve Sheath Tumor (MPNST)
Cholangiocarcinoma
Cervical Adenocarcinoma
Head and Neck Salivary Gland Carcinoma
Osteosarcoma
HER2-Enriched Breast Carcinoma
Embryonal Rhabdomyosarcoma
Adenosquamous NSCLC
Diffuse Large B-cell Lymphoma (DLBCL)
Sarcomatoid Carcinoma of the Lung
Adenocarcinoma NSCLC
Head and Neck Squamous Cell Carcinoma (HNSCC)
Alveolar Rhabdomyosarcoma
Ovarian Mucinous Carcinoma
Adenocortical Carcinoma
Kidney Renal Clear Cell Carcinoma
Hepatocellular Carcinoma
Bladder Urothelial Carcinoma
Cervical Squamous Cell Carcinoma
Non-Squamous Anal Carcinoma
Pancreatic Neuroendocrine Adenocarcinoma
Prostate Neuroendocrine Adenocarcinoma
Liposarcoma
Undifferentiated Pleomorphic Sarcoma
Acute Myeloid Leukemia (AML)
Ewing Sarcoma
Ovarian Leiomyosarcoma
Breast Carcinoma, Luminal A
Breast Carcinoma, Luminal B
Squamous Anal Carcinoma
Stomach Adenocarcinoma
Esophageal Adenocarcinoma
Fibrosarcoma
Anaplastic Thyroid Carcinoma
[...]
≥95 %
≥10 %

PRAME is expressed in more than 50 cancers

Indication	% PRAME+ patients[1]
Cutaneous Melanoma	95%
Uterine Carcinoma	95%
Uterine Carcinosarcoma	95%
Synovial Sarcoma	95%
Uveal Melanoma	90%
Mucosal Melanoma	90%
Ovarian Carcinoma Subtypes	85%
Squamous Cell NSCLC	70%
Triple-negative Breast Carcinoma	65%
Small Cell Lung Cancer	45%
Esophageal Carcinoma Subtype	45%
Kidney Carcinoma Subtype	40%
Cholangiocarcinoma	35%
HER2-Enriched Breast Carcinoma	30%
Adenocarcinoma NSCLC	25%
Head & Neck Squamous Cell Carcinoma	25%
Hepatocellular Carcinoma	20%
Bladder Carcinoma	20%


anzu-cel
(IMA203)
PRAME
Cell Therapy
Cancer Cell
Death
IMA203CD8
PRAME
Cell Therapy
(GEN2)
IMA402
PRAME Bispecific
Today's Focus
IMA401
MAGEA4/8 Bispecific
Beyond PRAME

Bispecifics offer unique opportunities

- "Off-the-shelf" availability
- Targeted outpatient administration, hospitals and community centers
- Positioning in earlier lines, incl. frontline or (neo)adjuvant setting (in combination with SOC)
- TPP at RP2D for development beyond Ph1b[2]: ≥20% cORR, ≥6 months mDOR (monotherapy, last line)

PRAME

Anzutresgene autoleucel (anzu-cel, formerly IMA203). [1] Data on file: PRAME target prevalence is based on a proprietary mass spec-guided initial expression threshold applied to RNAseq and/or IHC data (approximate values, values between 95-100% shown as 95%); anzu-cel (IMA203), IMA203CD8, IMA402 are being evaluated in separate clinical trials [2] TPP in monotherapy in 2L or later settings post SOC at RP2D. Other factors such as median progression-free survival (mPFS) and median overall survival (mOS) may also be considered; cORR: confirmed objective response rate; IHC: immunohistochemistry; mDOR: median duration of response; NSCLC: non-small cell lung cancer; RP2D: recommended phase 2 dose; SOC: standard of care; TPP: target product profile

3

Immatics' TCR-based Bispecific T Cell Engager (TCER®)

Proprietary Format Combines Superior Potency[1] with Long Half-life

✓ Antibody-like format with half-life extension (HLE)

Long half life of 1-2 weeks[2] allows for q2w or longer dosing intervals


Tumor Cell
PRAME
IMA402
CD3/TCR
Activated T cell

✓ Anti-tumor Activity

High-affinity and specificity TCR domain targeting tumor pHLA molecules

✓ Optimized tolerability

Low-affinity T cell recruiter against CD3/TCR allows higher dosing

Bispecifics

[1] see appendix for potency assessment of proprietary TCR Bispecific format (TCER®); [2] median half-life IMA402: ~7 days, IMA401: >14 days, see appendix; pHLA: peptide-human leukocyte antigen; q2w: every 2 weeks; TCR: T cell receptor.

4

Clinical Proof-of-Concept of Immatics' Bispecifics Pipeline

Summary of Today's Update on IMA402 and IMA401

Bispecific	Safety	Anti-Tumor Activity[1]	Development Opportunities
		Heavily pre-treated last-line patients	Solid tumors with high unmet medical need
IMA402 (PRAME)	**Favorable tolerability in RP2D range** with no high-grade CRS, no ICANS	**30% (6/20) cORR** across all indications, incl. **melanoma** & **ovarian carcinoma**	IMA402 → Melanoma IMA402 → Gyn-Onc IMA402 → Other solid tumors
IMA401 (MAGEA4/8)		**25% (2/8) cORR** in H&N **29% (2/7) cORR** in melanoma **Promising early activity in sqNSCLC**	IMA402 + IMA401 → sqNSCLC + others

[1] IMA402: 10-30 mg, IMA401: 1-2.5 mg; cORR: confirmed objective response rate; Gyn-Onc: gynecologic cancers; H&N: head and neck cancer; RP2D: recommended Phase 2 dose; sqNSCLC: squamous cell non-small cell lung cancer.

Bispecifics
Data cutoff Sep 26, 2025 5

IMA402 - PRAME Bispecific PRAME Franchise Clinical Proof - of - Concept of PRAME Bispecific 6

• Ph1a dose escalation completed, MTD not reached at 30 mg • Provisional RP2D range identified at 10 to 30 mg • Ph1b dose expansion ongoing at two distinct doses within RP2D range • Combination with immune checkpoint inhibitor started 7 Phase 1/2 Clinical Trial to Evaluate IMA402 PRAME Bispecific EudraCT No. 2022 - 503133 - 54 - 00; NCT05958121; 1 Cutaneous melanoma, melanoma of unknown primary, uveal melanoma, synovial sarcoma, endometrial carcinoma, ovarian carcinoma, sq uamous non - small cell lung cancer; 2 Based on preclinical in vitro and in vivo data; 3 Step dosing introduced at 0.36 mg, optimized step dosing currently being applied: 0.03 mg/0.3 mg/6 mg/target dose, low - dose dexa methasone used as preventive measure for initial doses as applied for other bispecific T cell engagers; Ability to increase dose to previously cleared dose levels; BLRM: bayesian logistic regression model; MABEL: minimum anticipated biological effect level ; MTD: maximum tolerated dose; q1w: every week; q2w: every 2 weeks; RP2D: recommended phase 2 dose. Key Eligibility Criteria Objectives Primary: • Determine MTD and/or RP2D • Assess safety and tolerability Secondary: • Evaluate initial anti - tumor activity (RECIST 1.1 and iRECIST ) • Assess pharmacokinetics • Recurrent and/or refractory solid tumors expressing PRAME 1 • No prospective PRAME testing required • HLA - A*02:01 positive • ECOG performance status 0 - 1 • Received or not eligible for all available indicated standard of care treatments Total safety population (N=80) • MABEL - based starting dose • Dose escalation based on cohorts of 1 - 6 patients using adaptive design (BLRM model) • q1w step dosing (3 doses) up to target dose 3 • q2w dosing planned based on favorable PK and already applied for individual patients 0.36 mg 0.8 m g 3 m g 5 m g 0.12 mg 1.6 mg 0.06 mg 0.02 mg 8 mg 4 mg 12 mg 20 mg 30 m g 10 m g RP2D range Sub - therapeutic dose 2 IMA402 Data cutoff Sep 26, 2025

Demographics and Baseline Characteristics IMA402 PRAME Bispecific

immatics

	Safety population (N=80)	Efficacy population (N=57)[1]		
	0.02-30 mg	≤1.6 mg (n=15)	3 – 8 mg (n=22)	RP2D range, ≥10 mg (n=20)
Age Median (min, max)	59 (21, 82)	61 (28, 82)	55 (34, 74)	56 (37, 74)
ECOG performance status				
0, n (%)	47 (59)	6 (40)	11 (50)	11 (55)
1, n (%)	33 (41)	9 (60)	11 (50)	9 (45)
Prior lines of systemic treatment Median (min, max)	3 (1, 7)	3 (2, 7)	3 (1, 5)	3 (1, 6)
LDH at baseline				
≤ 1xULN, n (%)	39 (49)	5 (33)	11 (50)	14 (70)
1-2xULN, n (%)	40 (50)	9 (60)	11 (50)	6 (30)
> 2xULN, n (%)	1 (1)	1 (7)	0 (0)	0 (0)
Baseline tumor burden Median target lesion sum of diameter (mm) (min, max)	80 (16, 398)	80 (46, 398)	68 (25, 258)	76 (21, 255)
Tumor lesions				
Number of lesions, median (min, max)	4 (1, 15)	4 (2, 10)	6 (1, 15)	4 (2, 11)
Liver metastases, n (%)	33 (41)	8 (53)	8 (36)	6 (30)
Brain metastases, n (%)	6 (8)	1 (7)	1 (5)	3 (15)

Heavily pre-treated patient population with comparable baseline characteristics across dose groups

IMA402

[1] Efficacy-evaluable population: All patients treated as of Jun 26, 2025 (who had the opportunity for at least 3 months follow-up or who discontinued early due to disease progression or death), tested positive or not tested/not evaluable for PRAME and received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.03 mg/0.3 mg/6 mg, and 1 target dose); Baseline characteristics for melanoma and ovarian carcinoma are listed in the appendix; ECOG: eastern cooperative oncology group; LDH: Lactate dehydrogenase; RP2D: recommended phase 2 dose; ULN: upper limit of normal.

Data cutoff Sep 26, 2025 8

IMA402 PRAME Bispecific Shows a Favorable Tolerability Profile

Safety Population (N=80)

Treatment-related AEs[1], n (%)	All Grades	≥ Grade 3
Lymphopenia	40 (50)	30 (38)
Cytokine release syndrome	31 (39)	1 (1)
Arthralgia	21 (26)	1 (1)
Fatigue	19 (24)	
Alanine aminotransferase increased	16 (20)	7 (9)
Aspartate aminotransferase increased	14 (18)	5 (6)
Rash	13 (16)	
Pruritus	11 (14)	
Pyrexia	11 (14)	
Anaemia	10 (13)	2 (3)
Myalgia	10 (13)	1 (1)
Nausea	9 (11)	
Gamma-glutamyltransferase increased	8 (10)	3 (4)
Lipase increased	7 (9)	
Abdominal pain	7 (9)	
Hypertension	3 (4)	2 (3)
Neutropenia	2 (3)	2 (3)
Blood creatinine increased	2 (3)	1 (1)
Stomatitis	2 (3)	1 (1)
Tumour pain	2 (3)	1 (1)
Acute kidney injury	1 (1)	1 (1)
Electrocardiogram abnormal	1 (1)	1 (1)
Herpes zoster	1 (1)	1 (1)
Immune-mediated arthritis	1 (1)	1 (1)
Liver function test increased	1 (1)	1 (1)
Tumour lysis syndrome	1 (1)	1 (1)

TEAEs, n (%)	All Grades	≥ Grade 3
Any	78 (98)	48 (60)
Treatment-related	76 (95)	42 (53)

- **Favorable tolerability** across wide dose range and consistent with tolerability at RP2D range (see appendix)
- **Most frequent/relevant related AEs** were
  - Expected and transient lymphopenia, consistent with the mechanism of action
  - Low-grade CRS (33% G1, 5% G2, 0% G3, 1% G4) mostly at first step dose
    - One CRS G4 event in patient at 0.08 mg starting dose only; no further CRS G4 events after step dose optimization
- No ICANS observed
- No IMA402-related Grade 5 events
- **MTD not reached[2] at 30 mg**

[1] All treatment-emergent adverse events (TEAEs) for IMA402 monotherapy at least possibly related to IMA402 infusion with Grade 1-2 occurring in at least 7% of patients and all events with ≥ Grade 3, one additional patient treated with IMA402 at first step dose + pembrolizumab is not included in the safety population/table and had the following AEs: lymphopenia G3, erythema G1 , TSH decrease G1; [2] Two dose-limiting toxicities (DLTs) at 0.08 mg and 0.3 mg; AE: adverse event; CRS: cytokine release syndrome; G: grade; ICANS: immune effector cell-associated neurotoxicity syndrome; MTD: maximum tolerated dose; RP2D: recommended phase 2 dose.

IMA402 Data cutoff Sep 26, 2025 9

Clinical Proof-of-Concept of IMA402 PRAME Bispecific across Various Indications

Dose-Response Relationship in Monotherapy Setting



Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
≤1.6 mg
3 - 8 mg
RP2D ≥10 mg
cORR 30%
BL
PR
51 42 23 23 18 16 13 9 7 4 1 0 -3 -24 -33
SD
40 37 34 30 14 14 13 10 9 3 -2 -3 -12 -13 -22 -27 -27 -27 -29 -29 -40 -41
51 41 29 21 15 9 4 0 0 0 -2 -3 -17 -25 -35 -44 -51 -68 -77 -100
PD SD SD
BOR (RECIST 1.1)
PD
SD
PR
cPR
Ongoing response /disease control
N=57

Indications
- Ovarian Carcinoma
- Melanoma[1]
- Other Indications[2]

- All responders with ovarian carcinoma were platinum resistant
- All responders with melanoma were ICI-resistant

[1] Melanoma includes cutaneous melanoma, melanoma of unknown primary, uveal melanoma; [2] Other indications include endometrioid carcinoma, synovial sarcoma and one patient with sqNSCLC at 1.6 mg; BL: baseline; BOR: best overall response; cORR: confirmed objective response rate; cPR: confirmed partial response; ICI: immune checkpoint inhibitor; PD: progressive disease; SD: stable disease; PR: partial response; RECIST: response evaluation criteria in solid tumors; RP2D: recommended phase 2 dose.

IMA402 Data cutoff Sep 26, 2025 10

Deep and Durable Responses at RP2D Range 11 6/6 Confirmed Objective Responses Ongoing, incl. Two Complete Metabolic Responses at 12 mg IMA402 IMA402 Complete metabolic response at 12 mg PD SD cPR Ongoing response/ disease control Ongoing treatment BOR (RECIST 1.1) All indications Melanoma Ovarian carcinoma 2/3 29% (4/14) 30% (6/20) cORR not reached 2.2 not reached 7.3 not reached 4.2 mDOR (mo) mFU (mo) 2/3 57% (8/14) 55% (11/20) Tumor shrinkage 2/3 71% (10/14) 65% (13/20) DCR (at week 6) RECIST 1.1 BL: baseline; BOR: best overall response; cPR : confirmed partial response; cORR: confirmed objective response rate; DCR: disease control rate ; mDOR : median duration of response; mFU : median follow - up; PD: progressive disease; PR: partial response; RP2D: recommended phase 2 dose; SD: stable disease. Complete metabolic response at 12 mg Data cutoff Sep 26, 2025 N=20

Early Promising PFS and OS Snapshot for IMA402 at RP2D Range Survival Outcomes Across All Indications at All Dose Levels Median PFS Median OS ≥10 mg 3 – 8 mg ≤ 1.6 mg Not reached 5.4 13.9 12.1 10.3 NA mOS (mo) mFU (mo) 94% 63% 33% 1y - OS rate ≥10 mg 3 – 8 mg ≤ 1.6 mg 4.8 6.8 1.5 NA 1.4 NA mPFS (mo) mFU (mo) 45% 5% 0% 6m PFS rate Median iPFS 1 ≥10 mg 3 – 8 mg ≤ 1.6 mg Not reached 6.3 2.1 NA 1.4 NA miPFS (mo) mFU (mo) 58% 14% 0% 6m iPFS rate IMA402 12 Efficacy population n=15 ≤1.6 mg n=22 3 - 8 mg n=20 ≥10 mg 1 iRECIST , developed by the RECIST Working Group, adapts RECIST 1.1 definition for progression for immunotherapies by introducing unco nfi rmed ( iUPD ) and confirmed ( iCPD ) progression to account for atypical response patterns. Patients with iUPD not confirmed at a subsequent scan but turning into SD or response are not considered progressive according to iRECIST . PFS (according to RECIST 1.1) and iPFS (according to iRECIST ), are prospectively defined co - secondary endpoints in the IMA402 trial protocol to provide a balanced view of efficacy; mFU : median follow - up; (m)PFS: (median) progression - free survival; (m)OS: (median) overall survival; RP2D: recommended phase 2 dose ; 6m: 6 months; 1y: 1 year. Data cutoff Sep 26, 2025

Patient Case: Ongoing PET-based Complete Metabolic Response in Cutaneous Melanoma

Patient Characteristics & Outcomes	
Patient & Diagnosis	68-year-old female with ICI-resistant cutaneous melanoma; initial diagnosis in 2004
Disease at Baseline	• Target lesions: 2 peritoneal, 1 abdominal • Non-target lesions: brain and lung (left and right) • Intensive immune-related previous medical history
Prior systemic therapy	3 prior lines of therapy: • Adjuvant: nivolumab • Ipilimumab + nivolumab, discontinued due to toxicity • Lenvatinib + pembrolizumab, BOR: PD
Study Treatment	Initial dose: 5 mg, escalated to 20 mg Bi-weekly treatment 9 months post treatment start
Response Assessment	• First assessment (6 weeks): PR • Complete response in brain lesion • **Ongoing cPR with -68% tumor reduction and PET scan with complete metabolic response at 8 months after switch to 12 mg**


Baseline
6 weeks
3 months
5 months
Peritoneum incl. ovaries
Peritoneum

IMA402
Scans courtesy of Dr. Dirk Schadendorf, University Hospital Essen
BOR: best overall response; (c)PR: (confirmed) partial response; ICI: immune checkpoint inhibitor; PD: progressive disease; PET: positron emission tomography.
Data cutoff Sep 26, 2025 13

IMA402 PRAME Bispecific Ph1a Dose Escalation Summary and Next Steps

Expansion to Earlier-Line PRAME Cancers

Promising Monotherapy & High Potential in Combination

- ✓ Favorable tolerability profile
- ✓ Deep & durable responses
- ✓ Promising early PFS/iPFS and OS

Development Opportunities in 2026

- **Ph1b dose expansion** completion (RP2D with & w/o ICI)
- **Initiation of additional Ph1b/Ph2 expansion cohorts** in focus indications

Initial Focus Indications	Development Opportunities
Cut. melanoma	IMA402 1L advanced: ICI combo IMA402 2L ICI-resistant[1]: monotherapy or ICI combo
Gyn-Onc	IMA402 PSOC: SOC combo IMA402 PROC[1]: monotherapy or non-platinum SOC combo IMA402 2L EC: ICI combo
sqNSCLC	IMA402 + IMA401 with or without ICI

IMA402

[1] Potential to become registration-directed subject to Ph1b data; 1L: first line or later, 2L: second line or later; cut. melanoma: cutaneous melanoma; EC: endometrial carcinoma; Gyn-Onc: gynecologic cancers; ICI: immune checkpoint inhibitor; OS: overall survival; PFS: progression-free survival; PROC: platinum-resistant ovarian cancer; PSOC: platinum-sensitive ovarian cancer; RP2D: recommended phase 2 dose; SOC: standard of care; sqNSCLC: squamous cell non-small cell lung cancer.

Data cutoff Sep 26, 2025 14

IMA401 – MAGEA4/8 Bispecific Beyond PRAME Maximizing the Potential of Bispecifics Combination 15

Phase 1 Clinical Trial to Evaluate IMA401 MAGEA4/8 Bispecific

immatics

Objectives

Primary:

- Determine MTD and/or RP2D in monotherapy and in combination with ICI

Secondary:

- Assess safety and tolerability
- Evaluate initial anti-tumor activity (RECIST 1.1 and iRECIST)
- Assess pharmacokinetics

Key Eligibility Criteria

- Recurrent and/or refractory **solid tumors**[1]
- HLA-A*02:01 positive
- MAGEA4/8-positive
- ECOG performance status 0-2
- Received or not eligible for all available indicated standard of care treatments



Monotherapy
IMA401 + ICI
0.0066 mg
0.02 mg
0.06 mg
0.18 mg
0.54 mg
1.0 mg
1.2 mg
1.5 mg
1.8 mg
2.0 mg
2.5 mg
1.0 mg + Pembrolizumab
1.5 mg + Pembrolizumab
RP2D range

Total safety population (N=55)

- Basket trial with >15 different tumor indications in last-line
- MABEL-based starting dose
- Dose escalation based on cohorts of 1-6 patients using adaptive design (BLRM model)
- Initial q1w step dosings[2] (2-3 doses) up to target dose, q2w after reaching target dose[3]

- MTD not reached, provisional RP2D range 1 to 2 mg
- Ph1a dose escalation completed

IMA401

EudraCT No 2021-004326-30; NCT05359445; [1] Basket trial with >15 different tumor indications [2] Step dosing introduced at 1.2 mg, low-dose dexamethasone partially used as preventive measure for initial doses as applied for other bispecific T cell engagers; Ability to increase dose to previously cleared dose levels; [3] q2w: once every two weeks, weekly (q1w) IMA401 dosing was applied up to 0.54 mg; BLRM: Bayesian logistic regression model; ICI: immune checkpoint inhibitor; (i)RECIST: (immune) response evaluation criteria in solid tumors; MABEL: minimum anticipated biological effect level; MTD: maximum tolerated dose, Ph1a: phase 1 a; RP2D: recommended phase 2 dose; Pts: patients.

Data cutoff Sep 26, 2025 16

IMA401 MAGEA4/8 Bispecific – Tolerability Profile Across All Doses

Safety Population (N=55) Treated with IMA401 Monotherapy and in Combination with Pembrolizumab

Treatment-related AEs[1], n (%)	All Grades	≥ Grade 3
Cytokine release syndrome	19 (35)	0
Lymphopenia	16 (29)	13 (24)
Neutropenia	16 (29)	10 (18)
Thrombocytopenia	8 (15)	2 (4)
Headache	8 (15)	2 (4)
Leukopenia	7 (13)	3 (5)
Facial pain	7 (13)	2 (4)
Anaemia	7 (13)	5 (9)
Alanine aminotransferase increased	6 (11)	1 (2)
Fatigue	6 (11)	0
Pyrexia	6 (11)	0
Hypertension	4 (7)	2 (4)
Aspartate aminotransferase increased	4 (7)	2 (4)
Nausea	4 (7)	0
Hypoxia	2 (4)	1 (2)
Gamma-glutamyltransferase increased	2 (4)	1 (2)
Arthralgia	2 (4)	1 (2)
Febrile neutropenia	1 (2)	1 (2)
Pneumonia	1 (2)	1 (2)
Sinus tachycardia	1 (2)	1 (2)

TEAEs, n (%)	All Grades	≥ Grade 3
Any	54 (98)	39 (71)
Treatment-related	48 (87)	27 (49)

- **Most frequent/relevant related AEs** were
  - Low-grade CRS (24% G1, 11% G2, 0% G3, 0% G4), mostly at first step dose
  - Expected and transient lymphopenia, consistent with the mechanism of action
  - Neutropenia, mostly transient and not re-occurring after resolution under continued treatment[2]; well manageable at RP2D
- No ICANS observed
- Tolerability of IMA401 in combination with pembrolizumab consistent with IMA401 monotherapy
- MTD not reached (3 DLTs observed at 2.5 mg)[3]
- **RP2D range determined at 1-2 mg**
- **Favorable tolerability observed at RP2D range of 1-2 mg (see appendix)**

IMA401

[1] All treatment-emergent adverse events (TEAEs) at least possibly related to IMA401 infusion with grade 1-2 occurring in at least 7% of patients and all events with ≥ grade 3; [2] One possibly related death (pneumonia in the context of lung tumor progression and concurrent neutropenia) as previously reported, patient was treated outside RP2D range with 2.5 mg IMA401 and did not receive dexamethasone pre-medication; [3] Three dose-limiting events at 2.5 mg (DLT), neutropenia observed in patients with and without dexamethasone pre-medication; AE: adverse event; CRS: cytokine release syndrome; DLT: dose-limiting toxicity; ICANS: immune effector cell-associated neurotoxicity syndrome; MTD: maximum tolerated dose; RP2D: recommended phase 2 dose.

Data cutoff Sep 26, 2025 17

PR -100 -50 0 50 100 -69 -50 -43 -15 -6 13 62 -39 -19 0 -62 -54 -22 5 13 1919 38 -66 -25 -20 -19 -14 -12 -11 -6 0 1 3 18 20 22 29 40 56 96 B e s t % C h a n g e i n S u m o f L o n g e s t D i a m e t e r o f T a r g e t L e s i o n s f r o m B a s e l i n e a n d B O R ( R E C I S T 1 . 1 ) BL BOR (RECIST 1.1) Ongoing response /disease control PD PR cPR SD ⯈ Pembro combo ⯈ • • • • • ⯈ SD SD Promising Clinical Activity of IMA401 in H&N, Melanoma and Lung Cancer Efficacy Population 1 with ≥1 mg as Monotherapy or in Combination with Pembrolizumab 29% (2/7) cORR 57% (4/7) DCR Melanoma (n=7) 25% (2/8) cORR 63% (5/8) DCR H&N (n=8) sqNSCLC (n=3) IMA401 • 1 PR ( patient died in biopsy procedure at ~week 7) • 1 SD for >4 months and OS ~16 months • 1 PD with shrinkage of liver target lesions 1 Efficacy - evaluable population: All patients treated as of Jun 26, 2025 (who had the opportunity for at least 3 months follow - up or who discontinued early due t o disease progression or death) and received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.3 mg/ 0.6 mg/1 mg, and 1 target doses ) ; 2 Includes cutaneous melanoma and one patient with mucosal melanoma; 3 Includes gallbladder adenocarcinoma, triple - negative breast cancer, gastric cancer, small - cell lung cancer, esophageal large - cell neuroendocrine carcinoma and others, two patients in “Others” not shown in plot due to clinical progression before post - infusion scan; BOR: best overall response; BL: baseline; (c)O RR: (confirmed) objective response rate; cPR : confirmed partial response; DCR: disease control rate; H&N: head and neck cancer; mDOR : median duration of response; mFU : median follow - up; OS: overall survival; PD: progressive disease; PR: partial response; RECIST: response evaluation criteria in solid tumors ; SD: stable disease; sqNSCLC : squamous non - small cell lung cancer. H&N sqNSCLC Melanoma 2 Other 3 ( n =20, >10 different indications) LCNEC Esophageal SCLC TNBC SCLC Syn. Sarcoma Ovarian Carcinoma TNBC Urothelial Carcinoma Syn. Sarcoma LCNEC Lung Gallbladder Adenocarcinoma Gastric Adenocarcinoma Syn. Sarcoma Ovarian Carcinoma adNSCLC Ovarian Carcinoma Bladder Carcinoma NET CUP BOR (RECIST 1.1) PD SD PR cPR Ongoing response /disease control Pembrolizumab combo 18 Data cutoff Sep 26, 2025

Deep and Durable Responses Observed in Focus Indications at ≥1 mg Duration of All Confirmed Responses Beyond 6 Months post Infusion, Longest Response Ongoing >2 Years IMA401 sqNSCLC Melanoma 1 H&N BL: baseline; BOR: best overall response; (c)PR: (confirmed) partial response; 1 M elanoma i ncludes cutaneous melanoma and one patient with mucosal melanoma ; H&N: head and neck cancer; sqNSCLC : squamous non - small cell lung cancer; PD: progressive disease; RECIST: response evaluation criteria in solid tumors ; SD: stable disease. 0 6 12 18 24 30 -100 -50 0 50 100 Months post First IMA401 Infusion C h a n g e i n S u m o f L o n g e s t D i a m e t e r o f T a r g e t L e s i o n s f r o m B a s e l i n e [ % ] BL PR Data cut-off: 15-Oct-2025 Ongoing treatment BOR (RECIST 1.1) Ongoing response /disease control PD PR cPR SD ⯈ ⯈ ⯈ Palliative Radiotherapy + + + Target Lesion removed treatment ongoing +18m Target Lesion removed treatment until14m Target lesion removed; treatment until month 14 with 3/4 non - target lesions absent Target lesion removed; treatment ongoing +18m Palliative radiotherapy 19 Data cutoff Sep 26, 2025 N=18

Patient Case: Partial Response after IMA401 + Pembrolizumab in sqNSCLC

Patient Characteristics & Outcome	
Patient & Diagnosis	63-year-old male with ICI-resistant sqNSCLC; initial diagnosis in July 2018
Disease at Baseline	**Multiple metastases** in lymph nodes, skin, lung and bone
Prior systemic therapy	**4 prior lines of systemic therapy with BOR SD** • Adjuvant: cisplatin, vinorelbine • carboplatin, ipilimumab, nivolumab, paclitaxel, BOR: SD • docetaxel, ramucirumab, BOR: SD • carboplatin, gemcitabine, BOR: SD, discontinued due to toxicity
Study Treatment	**1 mg IMA401 + 400 mg pembrolizumab Q6W;** Pt died during a biopsy due to pulmonary haemorrhage
Response Assessment	**PR at first scan post IMA401 treatment start with -39% tumor reduction**

PR with IMA401 in 5th line ICI-resistant sqNSCLC patient with shrinkage of all target lesions


Baseline
7 weeks
Lung
Jaw
Head
Head

IMA401

Scans courtesy of treating physician Dr. Martin Wermke, TU Dresden; BOR: best overall response; CRS: cytokine release syndrome; ALT: alanine aminotransferase; AST: aspartate aminotransferase; G: grade; ICI: immune checkpoint inhibitor; PR: partial response; Pt: patient; Q6W: once every 6 weeks; SD: stable disease; sqNSCLC: squamous non-small cell lung cancer

Data cutoff Sep 26, 2025 20

Expands addressable market as first step in sqNSCLC , potential for many other indications like HNSCC, TNBC, endometrial carcinoma, ovarian carcinoma, melanoma, sarcoma and other s as next steps Bispecifics Combination with Increased Commercial Potential PRAME+ or MAGEA4/8+ i ncluding 60% double positive > 90% Potential to Unlock >90% of sqNSCLC Patients with IMA401 + IMA402 Dual Targeting 21 Data on file - dot plot: PRAME and MAGEA4/8 mRNA expression in stage III/IV sqNSCLC TCGA samples (TPM, log - scale), PRAME and MAGEA4/8 target prevalences are based on an optimized proprietary target expression threshold applied to TCGA data ; Bar graph: In vitro LDH - killing assay, A375 tumor cell line with low target density of PRAME (~50 copies per cell) and medium target density of MAGEA4/8 (~25 0 c opies per cell), TCER® concentration: 1nM IMA401 and 10 nM IMA402; 3 Refers to addressable 1L advanced HLA - A*02:01/target+ patients in the US & EU5 in 2025, Source: Clarivate Disease Landscape and Forecast; HNSCC: head and neck squamous cell carcinoma; sqNSCLC : squamous non - small cell lung cancer. >90% of patients with sqNSCLC are targetable, potentially unlocking broad treatment coverage for ~40K patients with sqNSCLC in the US and EU per year 3 Expanded Patient Reach Dual targeting has the potential to improve depth and durability of tumor response by counteracting tumor heterogeneity and escape ~ 6 0% of patients with sqNSCLC express both targets Synergistic Anti - Tumor Activity In vitro model of PRAME and MAGEA4/8 double positive tumor PRAME MAGEA4/8 w / o T C E R I M A 4 0 2 I M A 4 0 1 I M A 4 0 1 + I M A 4 0 2 0.0 0.2 0.4 0.6 0.8 Tumor cell killing [OD 490 nm - 650 nm ] Combination

Special Thanks to Study Participants and Caregivers

immatics

Clinical Trial Sites

IMA402

Anja Gesierich	University Hospital Würzburg
Eelke H. Gort	University Medical Center Utrecht
Stefanie Gröpper	Marien Hospital Dusseldorf
Ralf Gutzmer	Mühlenkreiskliniken (AöR); Johannes Wesling Klinikum Minden; Ruhr Universität
Mathias Hänel	Klinikum Chemnitz gGmbH
Philipp Harter	Ev. Kliniken Essen-Mitte
Jessica C. Hassel	National Center for Tumor Diseases Heidelberg
Daniel Heudobler	University Hospital Regensburg
Hilde Jalving	University Medical Center Groningen
Stefan Knop	Nuremberg General Hospital
Judith Kroep	Leiden University Medical Center
Frederik Marmé	University Medical Centre Mannheim
Brigitte Rack	Comprehensive Cancer Center Ulm
Dirk Schadendorf	University Hospital Essen
Tim Schutte	The Netherlands Cancer Institute
Silvia Spörl	University Hospital Erlangen
Gertraud Stocker	University Cancer Center Leipzig
Thomas Tueting	University Hospital Magdeburg
Martin Wermke	University Hospital TU Dresden

IMA401

Heiko Becker	University Hospital Freiburg
Annalen Bleckmann	University Hospital Münster
Farastuk Bozorgmehr	Thoraxklinik Heidelberg gGmbH
Manik Chatterjee	University Hospital Würzburg
Stefanie Gröpper	Marien Hospital Dusseldorf
Mathias Hänel	Klinikum Chemnitz gGmbH
Max-Felix Häring	University Hospital Tübingen
Judith Hecker	TUM Klinikum Rechts der Isar Munich
Daniel Heudobler	University Hospital Regensburg
Moritz Kleemiß	University Hospital Bonn
Dirk Jäger	National Center for Tumor Diseases Heidelberg
Stefan Knop	Nuremberg General Hospital
Simon Laban	Ulm University Medical Center
Anne Letsch	University Hospital Schleswig-Holstein Kiel
Sebastian Ochsenreither	Charité Comprehensive Cancer Center Berlin
Martin Sebastian	University Hospital Frankfurt
Silvia Spörl	University Hospital Erlangen
Martin Wermke	University Hospital TU Dresden

Treating physicians in alphabetical order

22

IMMATICS PRAME FRANCHISE

- Spanning Two Clinically Active Modalities


PRAME peptide
HLA
Tumor cell

CELL THERAPY

Anzu-cel
Ph3 trial and Ph2 trial in cutaneous & uveal melanoma ongoing

IMA203CD8
Ph1 trial in PRAME cancers ongoing

BISPECIFICS

IMA402 Ph1b trial ongoing, additional cohorts planned

Exploration of IMA402 + IMA401 combination

© Immatics. Not for further reproduction or distribution.

immatics

• IMA402 PRAME Bispecific • IMA401 MAGEA4/8 Bispecific • Proprietary TCER® Format TCER APPENDIX • ICI Combination Rationale ICI 24

IMA402 - PRAME Bispecific APPENDIX 25

IMA402 PRAME Bispecific – Patient Disposition



Safety Population[1] (N=80)
Patients in ongoing early step dosing not yet reached target dose[2]: n=5
Safety Population ≤1.6 mg n=21
Safety Population 3-8 mg n=25
Safety Population RP2D Range ≥10 mg n=29
Patients not evaluable for efficacy
• Received <4 IMA402 infusions (n=4)
• PRAME negative (n=2)
Patients not evaluable for efficacy
• Treated after Jun 26, 2025 (n=1)
• Received <4 IMA402 infusions (n=1)[2]
• PRAME negative (n=1)
Patients not evaluable for efficacy
• Treated after Jun 26, 2025 (n=7)[2]
• PRAME negative (n=2)
Efficacy-evaluable[3,4] ≤1.6 mg n=15
Efficacy-evaluable[3,4] 3-8 mg n=22
Efficacy-evaluable[3] Dose group ≥10 mg n=20
• PRAME positive (n=18)
• PRAME not tested/not evaluable (n=2)
Melanoma n=14
Cutaneous melanoma n=12
Uveal melanoma n=1
Melanoma (unk. primary) n=1
Ovarian carcinoma n=3
Other cancers n=3
Endometrioid carcinoma n=2
Synovial sarcoma n=1

Dose groups according to highest actual dose received at any time point as initial target dose or via intra-patient dose escalation. [1] Does not include one patient treated with IMA402 at first step dose (0.04 mg) + pembrolizumab as of data cutoff; [2] Including one PRAME-negative patient; [3] Efficacy-evaluable population: All patients treated as of Jun 26, 2025 (who had the opportunity for at least 3 months follow-up or who discontinued early due to disease progression or death), tested positive or not tested/not evaluable for PRAME and received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.03 mg/0.3 mg/6 mg, and 1 target dose); RP2D: recommended phase 2 dose

IMA402 Data cutoff Sep 26, 2025 26

IMA402 PRAME Bispecific – Baseline Characteristics of Melanoma Patients

immatics

Baseline Characteristics	Melanoma	
	Safety pop. (n=53)	Efficacy pop. ≥10 mg (n=14)
Indication		
Cut. Melanoma	n=37	n=12
Melanoma unknown primary	n=3	n=1
Uveal melanoma	n=13	n=1
Age		
Median (min, max)	59 (28, 82)	52 (37, 68)
ECOG performance status		
0, n (%)	34 (64)	10 (71)
1, n (%)	19 (36)	4 (29)
Prior lines of systemic treatment		
Median (min, max)	3 (1, 7)	3 (1, 6)
Prior lines of ICI, median (min, max)	2 (0, 5)	2 (1, 5)
≥1 line of ICI treatment, n (%)	50 (94)	14 (100)
Anti PD(L)-1, n (%)	50 (94)	14 (100)
Anti-CTLA4, n (%)	46 (87)	13 (93)
Prior TCR-based therapy, n (%)	17 (32)	1 (7)
Tebentafusp, n (%)	16 (30)	1 (7)
LDH at baseline		
≤ 1xULN, n (%)	27 (51)	10 (71)
1-2xULN, n (%)	25 (47)	4 (29)
> 2xULN, n (%)	1 (2)	0 (0)
Baseline tumor burden		
Median target lesion sum of diameter (mm) (min, max)	90 (21, 398)	82 (21, 255)
Tumor lesions		
Number of lesions, median (min, max)	5 (1, 15)	4 (2, 11)
Liver metastases, n (%)	23 (43)	4 (29)
Brain metastases, n (%)	5 (9)	3 (21)

- Patients were heavily pre-treated with median 3 prior lines
- All melanoma patients received prior ICI, median 2 prior ICI lines
- 93% in efficacy population received ipilimumab/nivolumab
- All uveal melanoma patients received prior tebentafusp

IMA402

Efficacy-evaluable population: All patients treated as of Jun 26, 2025 (who had the opportunity for at least 3 months follow-up or who discontinued early due to disease progression or death), tested positive or not tested/not evaluable for PRAME and received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.03 mg/0.3 mg/6 mg, and 1 target dose); CTLA4: Cytotoxic T-lymphocyte associated protein 4; ECOG: eastern cooperative oncology group; LDH: lactate dehydrogenase; inhibitors; PD(L)-1: Programmed cell death protein (ligand) 1; RP2D: recommended phase 2 dose; ULN: upper limit of normal.

Data cutoff Sep 26, 2025 27

IMA402 PRAME Bispecific – Baseline Characteristics of Ovarian Carcinoma Patients

immatics

Baseline Characteristics	Ovarian Carcinoma	
	Safety population (N=19)	Efficacy-evaluable ≥10 mg (N=3)
Age		
Median (min, max)	59 [21, 73]	58 (55, 72)
ECOG performance status		
0, n (%)	11 (58)	1 (33)
1, n (%)	8 (42)	2 (67)
Prior lines of systemic treatment		
Median (min, max)	4 (1, 6)	4 (3, 5)
Prior platinum containing chemotherapy regimen		
≥1 line, n (%)	19 (100)	3 (100)
Median number of lines (min, max)	2 (1, 5)	3 (3, 3)
≥1 line of non-platinum chemotherapy regimen, n (%)	9 (47)	2 (67)
Bevacizumab, n (%)	14 (74)	3 (100)
PARPi, n (%)	10 (53)	2 (67)
ADC, n (%)	4 (21)	1 (33)
LDH at baseline		
≤ 1xULN, n (%)	6 (32)	1 (33)
1-2xULN, n (%)	13 (68)	2(67)
> 2xULN, n (%)	0 (0)	0 (0)
Baseline tumor burden		
Median target lesion sum of diameter (mm) (min, max)	77 (16, 150)	77 (22, 95)
Tumor lesions		
Number of lesions, median (min, max)	4 (1, 10)	4 (3, 4)
Liver metastases, n (%)	9 (47)	2 (67)
Brain metastases, n (%)	1 (5)	0 (0)
Ascites, n (%)	4 (21)	1 (33)

- Patients were heavily pre-treated
- Median of 4 prior lines
- All patients were platinum-resistant
- Majority had prior bevacizumab and PARPi

Efficacy-evaluable population: All patients treated as of Jun 26, 2025 (who had the opportunity for at least 3 months follow-up or who discontinued early due to disease progression or death), tested positive or not tested/not evaluable for PRAME and received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.03 mg/0.3 mg/6 mg, and 1 target dose); ADC: antibody-drug conjugate; ECOG: eastern cooperative oncology group; LDH: lactate dehydrogenase; PARPi: Poly (ADP-ribose) polymerase inhibitors; RP2D: recommended phase 2 dose; ULN: upper limit of normal.

IMA402 Data cutoff Sep 26, 2025 28

IMA402 PRAME Bispecific Shows a Favorable Tolerability Profile

Tolerability at RP2D Range (n=29)

Treatment-related AEs[1], n (%)	All Grades	≥ Grade 3
Lymphopenia	16 (55)	13 (45)
Arthralgia	9 (31)	
Fatigue	9 (31)	
Cytokine release syndrome	8 (28)	
Alanine aminotransferase increased	7 (24)	3 (10)
Aspartate aminotransferase increased	7 (24)	2 (7)
Lipase increased	5 (17)	
Myalgia	5 (17)	
Gamma-glutamyltransferase increased	4 (14)	1 (3)
Amylase increased	4 (14)	
Anaemia	4 (14)	
Erythema	4 (14)	
Arthritis	3 (10)	
Blood alkaline phosphatase increased	3 (10)	
Decreased appetite	3 (10)	
Diarrhoea	3 (10)	
Dry skin	3 (10)	
Nausea	3 (10)	
Pruritus	3 (10)	
Rash	3 (10)	
Abdominal pain	2 (7)	
Embolism	2 (7)	
Hypoalbuminaemia	2 (7)	
Hypokalaemia	2 (7)	
Hypomagnesaemia	2 (7)	
Hypophosphataemia	2 (7)	
Oedema peripheral	2 (7)	
Periorbital oedema	2 (7)	
Thrombocytopenia	2 (7)	
Vitiligo	2 (7)	
Herpes zoster	1 (3)	1 (3)
Hypertension	1 (3)	1 (3)
Liver function test increased	1 (3)	1 (3)

TEAEs, n (%)	All Grades	≥ Grade 3
Any	29 (100)	20 (69)
Treatment-related	28 (97)	18 (62)

- **Favorable tolerability** consistent with tolerability across all doses
- **Most frequent/relevant related AEs** were
  - Expected and transient lymphopenia, consistent with the mechanism of action
  - Low-grade CRS (21% G1, 7% G2, no ≥G3)
- No ICANS
- No IMA402-related Grade 5 events
- **MTD not reached[2] at 30 mg**

IMA402

[1] All treatment-emergent adverse events (TEAEs) for IMA402 monotherapy at least possibly related to IMA402 infusion with grade 1-2 occurring in at least 7% of patients and all events with ≥ grade 3;
[2] Two dose-limiting toxicities (DLTs) at 0.08 mg and 0.3 mg; AEs: adverse events; CRS: cytokine release syndrome; G: grade; MTD: Maximum tolerated dose; RP2D: recommended phase 2 dose.

Data cutoff Sep 26, 2025 29

IMA402 PRAME Bispecific Pharmacokinetics in Patients

Antibody-like TCER® Format with Half-life Extension (HLE)



1
0.1
0.01
Dose normalized IMA402 serum conc. (ng/ml)/µg
0
2
4
6
8
Time after infusion (days)

IMA402 PRAME Bispecific

Median half-life:
7.3 days

IMA402

2nd PK profiles close to steady-state shown for patients dosed at ≥ 3 mg (N=25); median and interquartile range shown. Half-lives from 2nd PK profiles calculated by non-compartmental analysis (NCA; N=22).

Status Sep 26, 2025 30

Patient Case: Ongoing cPR in Patient with Platinum-resistant Ovarian Carcinoma

Patient Characteristics & Outcomes	
Patient & Diagnosis	72-year-old female with platinum-resistant ovarian high grade serous carcinoma (PROC); initial diagnosis in June 2019
Disease at Baseline	Target lesions: • 2 lesions in liver • 1 mediastinal lymph node
Prior systemic therapy	3 prior lines of therapy • Adjuvant: Carboplatin + Paclitaxel, maintenance with Bevacizumab + Olaparib • Carboplatin + Doxorubicin/Caelyx, maintenance with Niraparib; BOR CR → PD • Cisplatin + Gemcitabine; BOR PD
Study Treatment	Initial dose: 7 mg, escalated to 20 mg Start of IMA402 treatment: Jun 2025
Response Assessment	• PR at first scan at 12 mg • **Ongoing cPR at 3-months scan at 20 mg with -51% tumor reduction**

Baseline | **6 weeks** | **3 months**



IMA402

Scans courtesy of treating physician Dr. Brigitte Rack, Comprehensive Cancer Center Ulm; BOR: best overall response; cPR: confirmed partial response; CR: complete response; PD: progressive disease.

Data cutoff Sep 26, 2025 31

IMA402 PRAME Bispecific: Clinical Responses Across Various Indications

Efficacy Population at RP2D Range ≥10mg (n=20)

Indication	No of prior treatment lines	List of prior treatment lines	PRAME Status	Highest dose received (mg)	Baseline Tumor Burden (mm)[1]	BOR (RECIST 1.1)	BOR (Max % change of target lesions)	PFS (months)	Ongoing treatment
Cut. melanoma	6	Pembrolizumab Ipilimumab/ Nivolumab/ Nivolumab/ Ipilimumab/ Nivolumab Dacarbazin Ipilimumab/ Nivolumab Nivolumab Nivolumab/ Ipilimumab	Positive	20	70	cPR	-77.1	7.3 (ongoing)	Yes
Cut. melanoma	3	Nivolumab Ipilimumab/ Nivolumab Lenvatinib/ Pembrolizumab	Positive	20	90	cPR	-68.1	10.0 (ongoing)	Yes
Cut. melanoma	3	Interferone-alpha Nivolumab Ipilimumab/ Nivolumab	Positive	20	54	cPR	-43.7	3.4 (ongoing)	Yes
Uveal melanoma	3	Ipilimumab/ Nivolumab Nivolumab Tebentafusp	Positive	20	40	cPR	-35	19.9 (ongoing)	Yes
Cut. melanoma	3	Nivolumab Nivolumab/ Ipilimumab Pembrolizumab	Positive	20	75	SD	-16.8	4.8	Yes
Cut. melanoma	3	Pembrolizumab Ipilimumab/ Nivolumab Cyclophosphamide/ Fludarabin/ TIL tumorinfiltrating lymphocytes	Positive	20	126	SD	-3.2	6.8 (ongoing)	Yes
Cut. melanoma	3	Ipilimumab/ Nivolumab/ Braftovi/ Mektovi Ipilimumab/ Nivolumab Braftovi/ Mektovi	Not evaluable	12	198	SD	-1.5	4.7	Yes
Melanoma (Unk. Primary)	3	Interferon Nivolumab/ Ipilimumab 3mg/kg body weight Pembrolizumab	Not evaluable	20	255	SD	-0.2	7.0 (ongoing)	Yes
Cut. melanoma	3	Pembrolizumab Nivolumab/ Ipilimumab Darcabacin	Positive	20	122	SD	0	3.6 (ongoing)	Yes
Cut. melanoma	3	Pembrolizumab/MK-7684A Ipilimumab/ Nivolumab Nivolumab	Positive	20	135	SD	15.1	5.4 (ongoing)	Yes

IMA402

[1] Median target lesion sum of diameter; BOR: best overall response; cPR: confirmed partial response; PFS: progression-free survival; PD: progressive disease; RP2D: recommended phase 2 dose; SD: stable disease.

Data cutoff Sep 26, 2025 32

IMA402 PRAME Bispecific: Clinical Responses Across Various Indications

Efficacy Population at RP2D Range ≥10mg (n=20)

Indication	No of prior treatment lines	List of prior treatment lines	PRAME Status	Highest dose received (mg)	Baseline Tumor Burden (mm)[1]	BOR (RECIST 1.1)	BOR (Max % change of target lesions)	PFS (months)	Ongoing treatment
Cut. melanoma	1	Ipilimumab/ Nivolumab	Positive	20	112	PD	28.6	1.4	Yes
Cut. melanoma	2	Pembrolizumab/ IO102-103 (other investigational drug) Encorafenib/ Binimitinib	Positive	20	21	PD	41.1	1.4	No
Cut. melanoma	4	Ipilimumab/ Nivolumab/ Nivolumab BNT-111 (other study medication)/ Cemiplimab Lenvatinib/ Pembrolizumab Dacarbazin	Positive	12	58	PD	50.9	1.4	No
Cut. melanoma	3	Ipilimumab/ Nivolumab Nivolumab Cyclophosphamide/ Fludarabine	Positive	20	21	PD	0	1.4	No
Ovarian cancer	4	Carboplatin/ Paclitaxel/ Bevazizumab Carboplatin/ Peg-liposomal doxorubicin Mitoxantron Carboplatin/ Cisplatin	Positive	20	22	cPR	-100	4.7 (ongoing)	Yes
Ovarian cancer	3	Carboplatin auc5/ Paclitaxel/ Avastin/ Olaparib Doxorubicin/ Caelyx/ Niraparib/ Carboplatin auc5 Cisplatin/ Gemcitabine	Positive	20	95	cPR	-50.5	3.8 (ongoing)	Yes
Ovarian cancer	5	Carboplatin/ Paclitaxel/ Bevacizumab/ Durvalumab/ Olaparib Carboplatin/ Gemcitabine Carboplatin/ Caelyx Raludotatug Paclitaxel	Positive	20	77	PD	20.8	1.4	Yes
Endometrioid carcinoma	5	Doxorubicin/ Olaratumab/ Doxorubicin Paclitaxel/ Carboplatin Pembrolizumab Trastuzumab - deruxtecan Paclitaxel	Positive	20	68	SD	3.5	4.7	No
Endometrioid carcinoma	2	Carboplatin/ Paclitaxel/ Carboplatin/ Paclitaxel Pembrolizumab/ Lenvatinib	Positive	20	32	PD	9.4	1.4	No
Syn. sarcoma	1	Doxorubcin/ Ifosfamide	Positive	12	137	PD	-24.8	1.4	No

IMA402

[1] Median target lesion sum of diameter; BOR: best overall response; cPR: confirmed partial response; PD: progressive disease; PFS: progression-free survival; RP2D: recommended phase 2 dose; SD: stable disease.

Data cutoff Sep 26, 2025 33

Potential of IMA402 PRAME Bispecific in Solid Cancers

PRAME Target Expression and Prevalences in Selected Solid Cancer Types


No clinical activity expected
Potential for clinical activity
Clinical activity shown
Presumed optimized threshold
Initial threshold to determine PRAME positive patients in current clinical trials[1]
Selected indications
Cutaneous Melanoma
Uveal Melanoma[2]
Uterine Carcinoma
Ovarian Carcinoma (serous)
Uterine Carcinosarcoma
Synovial Sarcoma
Squamous Cell NSCLC
Triple-negative Breast Carcinoma
Small Cell Lung Cancer
Kidney Carcinoma (papillary)
Cholangiocarcinoma
Adenocarcinoma NSCLC
Breast Carcinoma (all subtypes)
Head & Neck Squamous Cell Carcinoma
Esophageal Carcinoma (all subtypes)
Hepatocellular Carcinoma
Bladder Carcinoma
95%
90% (50%[2])
95%
85%
95%
95%
70%
65%
45%
40%
35%
25%
25%
25%
25%
20%
20%
PRAME RNAseq expression, TCGA [FPKM, log-scaled]

IMA402

Hukelmann et al., SITC 2022, updated prevalences as of May 2025; [1] Data on file: PRAME target prevalence is based on a proprietary mass spec-guided initial expression threshold applied to TCGA or in-house (SCLC) RNAseq data (approximate values, values between 95-100% shown as 95%); [2] PRAME target prevalence in uveal melanoma based on IMADetect® qPCR testing of screening biopsies from clinical trial patients demonstrates substantial higher prevalence of ~90% compared to prevalence based on TCGA data of 50%, TCGA: early & late-stage primary tumor samples, Immatics clinical trials: late-stage/metastatic tumor samples, Role of PRAME in metastasis of uveal melanoma: Field *et al.* 2016 Clinical Cancer Research; MS: mass spectrometry; NSCLC: non-small cell lung cancer

34

IMA401 - MAGEA4/8 Bispecific APPENDIX 35

IMA401 MAGEA4/8 Bispecific – Patient Disposition



Safety Population
(N=55 enrolled patients)
Patients in ongoing early step dosing not yet reached target dose: n=3
Safety Population <1mg n=8
Safety Population ≥1 mg n=44
Patients not evaluable for efficacy:
• Received < 4 IMA401 infusions: n=2
Patients not evaluable for efficacy
• Treated after June 26, 2025: n=3
• Received < 4 IMA401 infusions: n=3 (urothelial carcinoma, TNBC, testicular cancer)
Efficacy Population[1] <1mg n=6
Efficacy Population[1] ≥1 mg N=38 patients
Others (> 10 different indications): n=20
H&N n=8
Melanoma n=7
sqNSCLC n=3

Dose groups according to highest actual dose received at any time point as initial target dose or via intra-patient dose escalation. [1] All patients treated as of Jun 26, 2025 (who had the opportunity for at least 3 months follow-up or who discontinued early due to disease progression or death) and received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.3 mg/0.6 mg/1 mg, and 1 target doses); H&N: head and neck cancer; RP2D: recommended phase 2 dose; sqNSCLC: squamous non-small cell lung cancer; TNBC: triple-negative breast cancer.

IMA401 Data cutoff Sep 26, 2025 36

Demographics and Baseline Characteristics

Patients Treated with IMA401 MAGEA4/8 Bispecific with or without Pembrolizumab

	Safety Population (N=55) 0.0066 mg – 2.5 mg	Efficacy-evaluable population (N=38)[1] ≥1 mg
Age Median (min, max)	63 (19, 82)	63 (28, 82)
ECOG performance status		
0, n (%)	17 (31)	11 (29)
1, n (%)	35 (64)	25 (66)
2, n (%)	3 (5)	2 (5)
Prior lines of systemic treatment Median (min, max)	4 (1, 9)	4 (1, 9)
LDH at baseline		
≤ 1xULN, n (%)	31 (56)	22 (58)
1-2xULN, n (%)	20 (36)	15 (39)
> 2xULN, n (%)	4 (7)	1 (3)
Baseline tumor burden Median target lesion sum of diameter (mm) (min, max)	67 (11, 223)	76 (15, 203)
Tumor lesions		
Number of lesions, median (min, max)	4 (1, 10)	4 (1, 10)
Liver metastases, n (%)	14 (25)	9 (24)
Brain metastases, n (%)	4 (7)	3 (8)

Heavily pre-treated and highly heterogenous patient population with >15 different indications

Efficacy population:

- All melanoma patients (n=7) were ICI pretreated
- All sqNSCLC patients (n=3) were ICI pretreated and have received ≥2 chemo regimens
- Majority of H&N patients have received Cetuximab and ICI (plus various chemotherapies)
- All IMA401 + pembrolizumab combo patients have progressed on prior ICI

Heavily pre-treated last-line patients with a median of 4 prior treatment lines

IMA401

[1] All patients treated as of Jun 26, 2025 (who had the opportunity for at least 3 months follow-up or who discontinued early due to disease progression or death) and received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.3 mg/0.6 mg/1 mg, and 1 target doses); ECOG: eastern cooperative oncology group; LDH: Lactate dehydrogenase; SOC: standard of care; ULN: Upper limit of normal.

Data cutoff Sep 26, 2025 37

IMA401 Safety Population IMA401 Monotherapy Only vs. IMA401/Pembro Combo

immatics

Safety Population (N=55) Treated with IMA401 Monotherapy (N=46) and in Combination with Pembrolizumab (N=9)

	IMA401 Monotherapy (N=46)		IMA401/Pembro Combo[2] (N=9)	
Treatment-related AEs[1], n (%)	All Grades	≥ Grade 3	All Grades	≥ Grade 3
Cytokine release syndrome	16 (35)	0	3 (33)	0
Neutropenia	15 (33)	10 (22)	1 (11)	0
Lymphopenia	13 (28)	12 (26)	3 (33)	1 (11)
Thrombocytopenia	8 (17)	2 (4)	0	0
Headache	8 (17)	2 (4)	0	0
Facial pain	7 (15)	2 (4)	0	0
Anaemia	7 (15)	5 (11)	0	0
Leukopenia	6 (13)	3 (7)	1 (11)	0
Fatigue	5 (11)	0	1 (11)	0
Alanine aminotransferase increased	4 (9)	1 (2)	2 (22)	0
Hypertension	4 (9)	2 (4)	0	0
Pyrexia	4 (9)	0	2 (22)	0
Nausea	4 (0)	0	0	0
Aspartate aminotransferase increased	3 (7)	2 (4)	1 (11)	0
Hypoxia	2 (4)	1 (2)	0	0
Arthralgia	2 (4)	1 (2)	0	0
Gamma-glutamyltransferase increased	1 (2)	0	1 (11)	1 (11)
Febrile neutropenia	1 (2)	1 (2)	0	0
Pneumonia	1 (2)	1 (2)	0	0
Sinus tachycardia	1 (2)	1 (2)	0	0

- No additional toxicities in the combination of IMA401 and pembrolizumab (400mg q6w) observed
- Confirmation of RP2D dose for the combination ongoing

IMA401

[1] All treatment-emergent adverse events (TEAEs) at least possibly related to IMA401 infusion and/or Pembrolizumab infusion with grade 1-2 occurring in at least 7% of all patients and all events with ≥ grade 3;
[2] IMA401 dose in pembrolizumab combo cohort was 1 mg (n=6) or 1.5 mg (n=2) and includes one patient still in ongoing step dosing at 0.3 mg IMA401; AE: adverse event

Data cutoff Sep 26, 2025 38

IMA401 MAGEA4/8 Bispecific Shows a Favorable Tolerability Profile at RP2D

immatics

Safety Population (N=37) Treated with IMA401 Monotherapy and in Combination with Pembrolizumab (1-2 mg)

Treatment-related AEs[1], n (%)	All Grades	≥ Grade 3
Cytokine release syndrome	14 (38)	0
Lymphopenia	10 (27)	7 (19)
Neutropenia	10 (27)	4 (11)
Headache	6 (16)	1 (3)
Leukopenia	6 (16)	2 (5)
Alanine aminotransferase increased	5 (14)	1 (3)
Aspartate aminotransferase increased	4 (11)	2 (5)
Thrombocytopenia	4 (11)	0
Pyrexia	4 (11)	0
Hypertension	3 (8)	2 (5)
Fatigue	3 (8)	0
Pruritus	3 (8)	0
Rash maculo-papular	3 (8)	0
Anaemia	1 (3)	1 (3)
Gamma-glutamyltransferase increased	1 (3)	1 (3)
Sinus tachycardia	1 (3)	1 (3)

TEAEs, n (%)	All Grades	≥ Grade 3
Any	36 (97)	24 (65)
Treatment-related	32 (86)	16 (43)

Related Neutropenia by dose range

	Dose	All Grades	Grade 1	Grade 2	Grade 3	Grade 4	
	<1 mg, n (%)	1 (9)	0	0	1 (9)	0	N=11
RP2D range	1-2 mg, n (%)	10 (27)	2 (5)	4 (11)	1 (3)	3 (8)	N=37
	>2 mg, n (%)	5 (71)	0	0	1 (14)	4 (57)	N=7

- Favorable tolerability observed at RP2D range of 1-2 mg
- Most frequent/relevant related AEs were
  - Low-grade CRS (24% G1, 14% G2, no ≥G3), mostly at first step dose
  - Expected and transient lymphopenia, consistent with the mechanism of action
  - Transient neutropenia, well-manageable and not re-occurring after resolution under continued treatment
  - No ICANS observed

IMA401

[1] All treatment-emergent adverse events (TEAEs) at least possibly related to IMA401 infusion with grade 1-2 occurring in at least 7% of patients and all events with ≥ grade 3.

Data cutoff Sep 26, 2025 39

IMA401 MAGEA4/8 Bispecific Pharmacokinetics in Patients

Antibody-like TCER® Format with Half-life Extension (HLE)



Dose normalized IMA401 serum conc. (ng/ml)/µg
1
0.1
0.01
0
2
4
6
8
10
12
14
Time after infusion (days)

IMA401 MAGEA4/8 Bispecific

Median half-life: 19.6 days

IMA401

2nd PK profiles close to steady-state shown for patients dosed at ≥ 1 mg (N=24); median and interquartile range shown. Half-lives from 2nd PK profiles calculated by non-compartmental analysis (NCA; N=18).

Status Sep 26, 2025 40

Patient Case: cPR for 8 Months & Stabilization Post PD with Continued Treatment in HNSCC

Patients Characteristics & Outcome	
Patient & Diagnosis	63-year-old male with HNSCC hypopharynx; Initial diagnosis in Jan 2022
Disease at Baseline	Several metastases in lung
Prior Systemic Therapy	3 prior lines of therapy • Carboplatin, cisplatin, BOR: PD – Toxicity • Carboplatin, fluorouracil (5-FU), pembrolizumab, BOR: PD – Toxicity • Cetuximab, docetaxel, BOR: SD → PD
Study Treatment	Start with 1.8 mg, switched to 2 mg post progression **still in treatment >18 months**
Response Assessment	PR at first staging (week 7) with deepening of response to -62%. cPR for 8 months, continued treatment post progression (PD due to growth of target lesions) with re-stabilization and further decrease of lesions down to -66.7%


Baseline
3 months
5 months
Lung right
Lung left

IMA401
Scans courtesy of treating physician Dr. med. Max-Felix Häring, University Hospital Tübingen; AEs: adverse events; BOR: Best overall response; CRS: cytokine release syndrome; cPR: confirmed partial response; HNSCC: Head and neck squamous cell carcinoma; PD: progressive disease; SD: stable disease.
Data cutoff Sep 26, 2025 41

IMA401 MAGEA4/8 Bispecific: Clinical Responses in H&N, Melanoma, sqNSCLC

immatics

Patients Treated at ≥1 mg as Monotherapy or in Combination with Pembrolizumab

Indication	No of prior treatment lines	List of prior treatment lines	Highest dose received (mg)	Pembrolizumab (≥ one dose)	Baseline Tumor Burden (mm)[1]	BOR (RECIST 1.1)	BOR (Max % change of target lesions)	PFS (months)	Ongoing treatment
H&N – HNSCC	3	Cisplatin/ Carboplatin Pembrolizumab/ Fluorouracil/ Carboplatin Cetuximab/ Docetaxel	2		39	cPR	-61.5	10.2	Yes
H&N - Salivary gland adenocarcinoma	1	Cisplatin	2		32	cPR	-53.8	9.8 (ongoing)	Yes
H&N –HNSCC	3	Cisplatin/ Carboplatin Nivolumab Cisplatin/ Cetuximab/ Docetaxel	1.5		67	SD	-22.4	2.6	No
H&N –HNSCC	2	Cisplatin Carboplatin/ Paclitaxel/ Cetuximab	1.2		53	SD	4.8	2.4	No
H&N - Sq cell carcinoma right lacrimal sac	1	Cemiplimab	1.5		53	SD	18.9	2.2	No
H&N –HNSCC	2	Pembrolizumab/ Cisplatin/ Fluorouracil Cetuximab	1	Yes	82	PD	13.4	1.1	No
H&N –HNSCC	2	Pembrolizumab Cetuximab/ Docetaxel	1.2		129	PD	19.4	1.4	No
H&N -HNSCC	9	Cisplatin Carboplatin/ Paclitaxel Tipifarnib Bicalutamide/ Triptorelin VB-N-10-NEO/ Atezolizumab Trastuzumab Deruxtecan Darolutamide Abiraterone Sacituzumab govitecan	1.8		37	PD	37.8	1.2	No
sqNSCLC	4	Cisplatin/ Vinorelbine Tartrate Carboplatin/Paclitaxel/Nivolumab/Ipilimumab Docetaxel/ Ramucirumab Carboplatin/ Gemcitabine Hydrochloride	1	Yes	65	PR	-38.8	1.4	No
sqNSCLC	2	Atezolizumab/ Carboplatin/ Paclitaxel Nanoparticle Albumin-bound Docetaxel/ Ramucirumab	2.5 (above RP2D)		84	SD	0.0	4.4	No
sqNSCLC	4	Cisplatin/ Vinorelbine Tartrate Carboplatin/ Paclitaxel/ Pembrolizumab Pembrolizumab Docetaxel/ Ramucirumab	1	Yes	105	PD	-19.0	1.4	No

IMA401

[1] Median target lesion sum of diameter; BOR: best overall response; (c)PR: (confirmed) partial response; PD: progressive disease; RP2D: recommended phase 2 dose; SD: stable disease. H&N: head and neck cancer.

Data cutoff Sep 26, 2025 42

IMA401 MAGEA4/8 Bispecific: Clinical Responses in H&N, Melanoma, sqNSCLC

Patients Treated at ≥1 mg as Monotherapy or in Combination with Pembrolizumab

#N	Indication	No of prior treatment lines	List of prior treatment lines	Highest dose received (mg)	Pembrolizumab (≥ one dose)	Baseline Tumor Burden (mm)[1]	BOR (RECIST 1.1)	BOR (Max % change of target lesions)	PFS (months)	Ongoing treatment
401-26-009	Cut. Melanoma	5	Nivolumab Dabrafenib/ Trametinib Nivolumab/ Encorafenib/ Binimetinib Nivolumab/ Talimogene Laherparepvec/ Ipilimumab Nivolumab	1.8		106	cPR	-68.9	29.1 (ongoing)	Yes
401-10-043	Cut. Melanoma	2	Pembrolizumab Ipilimumab/ Nivolumab	1.8		61	cPR	-42.6	10.2	No
401-26-119	Muc. Melanoma	3	Nivolumab/ Ipilimumab Nivolumab Imatinib	1.8		18	PR	-50.0	6.5	No
401-15-033	Cut. Melanoma	4	Pembrolizumab Ipilimumab/ Nivolumab Dacarbazine Citrate Ipilimumab/ Nivolumab	2		15	SD	13.3	12.0	Yes
401-34-028	Cut. Melanoma	2	Pembrolizumab Nivolumab/ Ipilimumab	1.8		82	PD	-14.6	0.8	No
401-10-060	Cut. Melanoma	4	Bempegaldesleukin/ Nivolumab Talimogene Laherparepvec ICT 01 (BTN3A AK)/ Pembrolizumab Other Antineoplastic Agents	1.8		34	PD	-5.9	1.4	No
401-10-071	Cut. Melanoma	5	Vemurafenib/ Cobimetinib Encorafenib/ Binimetinib Nivolumab/ Ipilimumab Binimetinib/ Encorafenib Other Antineoplastic Agents	2.5 (above RP2D)		178	PD	61.8	0.9	No

[1] Median target lesion sum of diameter; BOR: best overall response; (c)PR: (confirmed) partial response; PD: progressive disease; RP2D: recommended phase 2 dose; SD: stable disease; cut. melanoma: cutaneous melanoma, muc. melanoma: mucosal melanoma; sqNSCLC: squamous cell non-small cell lung cancer.

IMA401 Data cutoff Sep 26, 2025 43

MAGEA4/8: Superior Target Peptide Density and Inducible Upregulation

MAGEA4 and MAGEA4/8 Target Peptide Density
in primary and metastatic solid tumors[1]



p<0.001
Peptide Presentation
[pHLA CpC]
100000
10000
1000
100
10
1
MAGEA4
Commonly used
peptide
MAGEA4/8
Immatics

A375 Tumor Cell Line Presenting MAGEA4 and MAGEA4/8 Peptide
stimulated with IFN-γ[2]



p<0.01
Peptide Presentation Modulation
[pHLA CpC fold change upon stimulation]
80
60
40
20
0
MAGEA4
Commonly used
peptide
MAGEA4/8
Immatics

When tumor cells are exposed to immune signals like IFN-γ that can be abundant in the tumor micro-environment[3], they substantially enhance presentation of MAGEA4/8 peptide, whereas the observed effect on the MAGEA4 peptide is 10-fold weaker.

MAGEA4/8 target is presented at **>5-fold** higher target density than a commonly used MAGEA4 target peptide

Immune activation boosts MAGEA4/8 peptide levels — unlocking tumor visibility where it matters most

IMA401

[1] Data on file: Copy number per tumor cell (CpC) measured on a paired-sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/8 peptide presentation on same sample, student's paired t-test ; [2] CpC fold change on an A375 tumor cell line measured by AbsQuant® with and without IFN-γ (100 U/mL) stimulation for 48 h, student's paired t-test; [3] Jorgovanovic et al., *Biomark Res*, 2020; pHLA: peptide-human leukocyte antigen; IFN-γ: interferon gamma.

44

Potential of IMA401 MAGEA4/8 Bispecific in Solid Cancers

MAGEA4/8 Target Expression and Prevalences in Selected Solid Cancer Types



No clinical activity expected
Potential for clinical activity
Clinical activity shown
Presumed optimized threshold
Initial threshold to determine MAGEA4/8 positive patients in current clinical trials[1]
sqNSCLC
50%
HNSCC
35%
Bladder carcinoma
30%
Esophageal carcinoma
25%
Ovarian carcinoma
25%
Cutaneous melanoma
20%
MAGEA4/8 mRNA expression [TPM, log-scaled]

IMA401

[1] Data on file: MAGEA4/8 target prevalence is based on a proprietary mass spec-guided initial expression threshold applied to TCGA RNAseq data (approximate values); HNSCC: Head and neck squamous cell carcinoma; sqNSCLC: squamous cell non-small cell lung cancer

45

IMA402 - PRAME Bispecific APPENDIX IMA401 - MAGEA4/8 Bispecific Combination with Immune Checkpoint Inhibitors ICI ICI: immune checkpoint inhibitor 46

Combinational Targeting PD-L1: Unlocking Potential with ICI


p<0.05
PD-L1 expression in pre-treatment biopsies
2-dCT
2-4
2-6
2-8
2-10
2-12
PD/SD
PR/cPR
Best overall Response
BOR
PD
SD
PR
cPR
Indication
H&N
Cut. melanoma
Ovarian carcinoma
Other

Non-Responders Show High PD-L1 Levels

Reduced response to IMA402 or IMA401 monotherapy

Opportunity in PD-L1 High Tumors: sqNSCLC, HNSCC, melanoma, EC, OC[1-5]

- (Approved) immune checkpoint inhibitors already in use
- Strategic next steps:
  - IMA402 + ICI combination in cutaneous melanoma and OC
  - IMA402 + IMA401 + ICI combination
- Potential to overcome resistance and expand clinical benefit

[1] Dietel M et al., *Lung Cancer*, 2019; [2] Hong MH et al., *ESMO Open*, 2024; [3] Ellebaek E et al, *Eur J Cancer, 2024*; [4] De Tommasi O et al, *Clin Med*, 2025; [5] Alwosaibai K et al, *BMC Cancer* 23, 2023

Combination

Data on file: PD-L1 RNA expression (qPCR) in pre-treatment biopsies (fresh-frozen samples) of efficacy-evaluable patients treated with either IMA402 (≥10 mg) or IMA401 (≥1 mg) monotherapy; BOR: best overall response (RECIST 1.1); (c)PR: (confirmed) partial response; EC: endometrial carcinoma; HNSCC: head and neck squamous cell carcinoma; ICI: immune checkpoint inhibitor; OC: ovarian carcinoma; PD: progressive disease; RP2D: recommended phase 2 dose; SD: stable disease sqNSCLC: squamous non-small cell lung cancer.

47

Proprietary TCER® Format APPENDIX 48

Potency of Our Proprietary TCR Bispecific Format TCER® • Seven different TCR Bispecific formats were evaluated with a pHLA targeting TCR and the identical T cell recruiting antibody • TCER® format had higher combination of potency and specificity 1 than six alternative TCR Bispecific format designs evaluated Flexible Plug - and - play platform: TCER® format successfully validated for different TCRs & different T cell recruiting antibodies TCER® 2+1 TCR bispecific format: High potency was linked to a significantly reduced specificity profile Killing of target - positive cells by different TCR Bispecifics Data on file: Preclinical data on specificty not shown TCER® 49

TCER® Format Is Designed for Optimized Efficacy and Safety

Superior Tumor Control Using a Novel, Low-Affinity Recruiter


Tumor Model in Mice
Mean tumor volume [mm³]
2000
1500
1000
800
600
400
200
0
-23
-10
1
4
7
11
14
18
21
25
Time [days]
Vehicle
TCER®-Ab1
TCER®-Ab2
TCER®-Ab3
IMA402
Widely used T cell recruiting Ab (3 variants)
medium to high affinity
(single to double digit nM)
Immatics' T cell recruiting Ab
low affinity (triple digit nM)
n = 6 mice/treatment group,
n = 10 mice in vehicle group,
2 donors/group
Dose: 0.025 mg/kg

Proprietary, **low-affinity T cell recruiting region** demonstrates superior tumor control compared to analogous TCER® molecules designed with higher-affinity variants of a widely used recruiter

TCER®

Data on file: Hs695T xenograft model in NOG mice, tumor volume of group means shown. Ab: antibody

50